UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form  20-F  ☒                Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 filed with the Securities and Exchange Commission on May 27, 2015 and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Page
Explanatory note regarding Exhibit A	2
Explanatory note regarding Exhibit B	2

Exhibit	Index
Exhibit A	Revised Tables in 2014 Form 20-F
Exhibit B	Certain Changes to 2014 Form 20-F
Exhibit C	Unaudited Condensed Consolidated Financial Statements for the Three-Month Period ended March 31, 2015

EXPLANATORY NOTE REGARDING EXHIBIT A

Revised Tables in 2014 Form 20-F

Exhibit A hereto contains the revised tables replacing the tables appearing on pages 5, 76, 96, 122, 123 and 124 of our 2014 Form 20-F.

EXPLANATORY NOTE REGARDING EXHIBIT B

Exhibit B describes certain changes to our 2014 Form 20-F.

EXHIBIT INDEX

Exhibit A	Revised Tables in 2014 Form 20-F
Exhibit B	Certain Changes to 2014 Form 20-F
Exhibit C	Unaudited Condensed Consolidated Financial Statements for the Three-Month Period ended March 31, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Executive Vice-President and Chief Financial and Investor Relations Officer